October 25, 2007

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»   «AZIP»

Dear «SALUTATION»:

The third quarter of 2007 was interesting, to say the least, from both the stock market and the economic perspective, and the volatility that many pundits viewed as absent from the market certainly returned. The Standard & Poor’s 500 Index was up 2.03%, and the Russell 2000 Index declined 3.09% in the quarter.    Fiduciary Management trailed the benchmark indices in both our large and small cap portfolios, with the large cap portfolio declining 1.4%, and the small cap retreating 6.0%.

From a longer-term perspective, our performance continues to be strong, as detailed below:

Fiduciary Management, Inc. - Small Cap Equity Composite    Annualized % Returns as of September 30, 2007
	1 Year	3 Years	5 Years	10 Years	Since Inception
Fiduciary Small Cap Equity	13.70	15.12	17.68	11.14	15.85
Russell 2000 Index	12.36	13.36	18.75	7.22	12.13
Inception:   01/01/1980

Fiduciary Management, Inc. - Large Cap Equity Composite    Annualized % Returns as of September 30, 2007
	1 Year	3 Years	5 Years	Since Inception
Fiduciary Large Cap Equity	12.96	15.39	18.97	13.14
Standard & Poor’s 500 Index	16.44	13.14	15.45	3.94
Inception:   12/31/2000

I have enclosed, for your review, our Investment Strategy Outlook letters for both portfolios.   As is customary, the third quarter letters discuss a few of the portfolio companies in detail.   Despite the recent volatility in the last few months, all of the indices are presently in positive territory, as are both our large cap and small cap portfolios.   The move by the Fed to cut the discount rate by 50 basis points in August -- and additional 50 basis points in September along with a Fed Funds rate cut of 50 basis points -- has lifted investors’ spirits and led to the belief that the Fed will once again “save the day” and move the economy forward.   We are of the opinion that the rate cuts will not have the salutatory impact they have had in the past; we feel there are significant structural differences in the economy today, and that consumers’ balance sheets need to be put in order to place the economy on firmer footing. Perhaps the Fed might be pushing on the proverbial string, and the market may find their actions won’t have the same effect as it did in both 1998 and September of 2001.   The markets, for the moment, don’t share that view and for the time being growth stocks have resumed center stage in the belief that the economy will indeed move forward robustly in the next 6-12 months.   In the meantime, our portfolios remain positioned with very attractive companies with strong financial characteristics.   We remain confident that we will continue to provide investors attractive rates of return, in both an absolute and relative basis to the market, with less risk, as witnessed throughout our 27-year history.

Finally, I have enclosed a recent article written by Kerry O’Boyle of Morningstar, in which he reviews our Large Cap Fund; we continue to get high marks, and remain a Five-Star rated fund.   In addition, we were pleased to have been mentioned in the August 13 issue of Barron’s among the “Top 100 Fund Managers,” for consistently outperforming both the market and our peer group of managers.

As always, I would appreciate the opportunity to discuss how our strategies may fit your investment needs.   In the meantime, thank you for your continued interest in Fiduciary Management.   We all wish you and your family a most enjoyable upcoming Holiday Season.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

pmh
Enclosures

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY
Quarter Ended September 30, 2007

October 1, 2007

The September quarter was difficult for our small cap portfolios as they declined approximately 6%, compared to the 3.1% decline in the benchmark Russell 2000 Index and the 6.3% decline in the Russell 2000 Value indices Index. Calendar year-to-date, the small cap portfolios were up approximately 5% and the Russell 2000 Index was up 3.16%.

A number of factors impacted the third quarter. In response to turbulent credit conditions and perhaps a weakening economy, the Federal Reserve Board first lowered the discount rate by 50 basis points in August, then another 50 in September, when they also dropped the federal funds rate by 50 basis points. The thought of 1998 and the Long Term Capital Management crisis likely weighed heavily on their decision. The Fed’s action was a booster shot for growth stocks nine nine years ago and it has been recently, too. Most of the growth stock indices were strong in September, continuing a move away from value stocks this year. While this relative movement was a factor in our third quarter results, we also simply had more than our share of poorly performing stocks.

We are confident that the underperforming companies in the portfolio will improve, but there is no way to gauge how long the market will favor growth. It is déjà vu to see investors bidding up the stocks of companies that are “hitting their numbers” even though the multiples in many cases are already very high. It is reminiscent of the 1995-1999 period, and it remains to be seen whether there will be significant fund flows from value pools to growth pools. After the mortgage debacle and credit scare in July and August, it is amazing, and somewhat frustrating, to observe that the market seems little concerned about these warning shots across the bow. Perhaps faith in Bernanke (rates) and the government (borrower bailouts) is enough to justify this attitude. Even the derivative difficulties seemed to have passed without a lot of damage. So far.

We still believe in Economics 101. Excesses and imbalances tend to swing the other way over time. We are beginning to see the pendulum swing back in the housing and mortgage markets. Credit quality may also be on the verge of meaningfully deteriorating. The dollar has been extremely weak. Last quarter’s letter articulates our position on some of these issues in more detail, but suffice it to say, we remain somewhat cautious about a few of the macro issues, as well as the overall stock market. Valuations also do not appear to incorporate much bad news. The companies in our portfolio companies, on the other hand, are sound, well-financed all-terrain vehicles that we feel will perform nicely, at least on a relative basis, over a long-term time frame. They are not Ferraris, however, so if we are entering a growth and momentum environment, the portfolio is likely to underperform.

Before delving into a couple of relatively new holdings, a sentence or two about some of the difficult stocks in the quarter is appropriate. MPS Group and Korn Ferry are both fundamentally sound companies with great balance sheets, but the stocks have come under more severe pressure than we anticipated, related to fears of a weakening economy and a tougher labor market. Although we recognize the macro environment could continue to hurt these companies in the short run, the stocks have declined to very attractive levels and we have been adding to our positions.

Similar macro fears have impacted a number of other holdings, including Acuity Brands, HNI Corporation, Family Dollar, Harte-Hanks and the transportation group. While we may make a modest change in our transportation lineup, we feel good about the financial strength and long-term success of each of these companies. Our contrarian instincts proved deficient, at least in the short run, with our recent purchases of Beacon Roofing Supply and Watsco. Both sell “aftermarket” home supplies -- roofing materials and HVAC (heating, ventilation and air conditioning) equipment. While there is a certain inevitability to the demand for their products, our belief that most of the bad news was already in the stocks proved wrong. Today’s valuation for both of these companies is compelling. Additionally, we may have misjudged either the quality of the management or the true nature of some of the project work at Navigant Consulting. That stock is under review.

It is never pleasant to air dirty laundry. While this was a tough quarter, it is certainly possible, and even probable, that we will have additional poor quarters from time to time -- and even tough years. We do hope our clients are mindful of our superior long-term record and the fact that we employ a disciplined approach to investing that has not changed in 27 years. We feel the companies in our portfolio today are attractive. In fact, there are only three of the 42 stocks with a higher P/E (price-to-earnings) ratio than the Russell 2000, based on 2008 estimates. Other valuation measures show a similar relative attractiveness.

Our custom is to address macroeconomic and other broader topical issues following the December and June quarters, and discuss individual companies in more detail following the March and September quarters.

Ethan Allan Interiors

Description
Ethan Allen Interiors (ETH) is a vertically integrated designer, manufacturer and marketer of branded furniture and home accent products through one of the largest networks of home furnishing retail stores. The company’s main product lines are case goods (44%), upholstered products (38%) and higher-margined home accessories (18%). Wholesale manufacturing (48% of revenues, 15% margins) produces 60% of the company’s product through nine manufacturing plants based in the United States, with the remainder of goods being imported. Retail stores account for the remaining 52% of revenues and generate 2.2% margins, due in large measure to the company’s store reinvestments.

Good Business
  Ethan Allen has established a durable business model with an increasingly diverse product set sold at “everyday best prices” by trained professional interior designers.
  Approximately 80% of the company’s merchandise has been introduced or refined within the last three 3 years. The average order approximates $1,200 to $1,800 with available non-recourse financing.
  Over the past 6 years the company’s ROIC (return on invested capital) has averaged 16%.
  The company retains an A- rated balance sheet with a leverage ratio of 1.3.
  Ethan Allen controls its own destiny with a single brand and a proprietary retail distribution channel.

Valuation
  Ethan Allen’s forward P/E (price-to-earnings) ratio of 12 compares favorably to the company’s 10-year average of 15 (range 10-19), and that of it’s competitors, at 18.
  Over the past 5 years the company's EV/Sales (enterprise value-to-sales) multiple has averaged 1.3, ranging from 1.1 to 1.7. The shares currently trade at more than one standard deviation below the company’s 5-year average.
  Over the past 10 years, Ethan Allen has traded for an average of 8.2 times trailing 12-month’s EBIDTA (earnings before interest, taxes, depreciation and amortization), ranging from a low of 6 times to high of 14 times. The shares presently trade at 7.4 times.

Management
  Farooq Kathwari has been President and Chief Executive Officer since 1988, although his affiliation with Ethan Allen dates back to the early 1970s. Mr. Kathwari has made good strategic decisions that have distanced the company from the pack. He owns nearly 9% of the company outright -- and with options, approximately 14.7%.
  Jeffery Hoyt serves as the company’s Chief Financial Officer, having formerly worked for KPMG.
  Craig Stout is Vice President of Case Goods Merchandising, and has been with Ethan Allen since 1972.
  Ed Teplitz has served as Vice President of the Retail division since May of 2003.   Teplitz joined the company in 2001 as VP of Finance, later becoming CFO.   Prior to joining the corporate division, Ed was an Ethan Allen licensee in Pittsburgh, Pennsylvania and Cleveland, Ohio.

Investment Thesis
Ethan Allen has carved out a defendable niche in the upper middle-to-lower lower high-end segment of the furniture industry, where a stylistically diverse, high quality product is delivered through a knowledgeable and trained professional sales force. The company appears to be effectively addressing their manufacturing footprint, incorporating appropriate low cost production with timely delivery of standard and tailored solutions. Retail store efficiency continues to lag. The stock is very depressed, reflecting housing and economic worries. As these issues subside over the next few years and the company’s retail stores improve, the stock should be rewarding.

AMN Healthcare Services

Description
AMN Healthcare Services (AHS) is the leading provider of traveling nurse, physician and allied (nonprofessional medical) staffing services in the United States. The company recruits healthcare professionals, and supplies hospitals, other healthcare facilities and physician practice groups with trained workers. The traveling nurse industry is roughly $2.5 billion, with AMN Healthcare controlling close to 40%. The locum tenens (physician staffing) market is about $1.6 billion and AMN Healthcare has the largest share at roughly 17%. Customers use staffing services to cost-effectively manage short- and long-term shortages. Healthcare professionals are attracted to the “travel temp” lifestyle by its flexibility and skill-enhancing opportunities.

Good Business
  AMN Healthcare has leading brands in multiple markets and geographies.
  The company enjoys economies of scale.
  Revenue can be viewed as generally recurring, as assignments are usually multiple weeks, and visibility to the next assignment is typically very good.
  The company earns its cost of capital, and ROIC should expand over the next few years.
  While the company cannot really influence prevailing wage rates, they can manage the spread between bill and pay rates, thus they have reasonably good control of their destiny.
  The business is easy to understand.
  The balance sheet is appropriately levered (37% debt-to-capital; EBIT/Interest expense of 4.7).

Valuation
  The P/E ratio of 18 is on the low end of the range since the company went public in 2001. The 5-year range is 17-28.
  The 2007 estimated EV/EBITDA ratio of 9.5 compares to the 5-year average of 13.
  The price-to-sales ratio is .56 in a 5-year range of 0.55-1.34.
  AMN Healthcare is attractively priced relative to other health care and business services stocks and the market.
  The stock is 40-50% undervalued, based on our discounted cash flow analysis.

Management
  Susan Nowakowski, 42, has been the Chief Executive Officer since 2005. She joined the company in 1990 and previously served as the Chief Operating Officer and Executive VP of Business Development, and CFO.
  David Dreyer, 51, has been Chief Financial Officer since 2004. He was previously with Sicor, a manufacturer of pharmaceuticals that was acquired by Teva, and began his career with Arthur Anderson.

Investment Thesis
The demand for nursing and physician services is likely to remain strong over the next decade. Strong demographic trends and the desire for a flexible work environment bode well for the future. The AMN Healthcare business model provides real benefits to both recruited professionals and end customers. Scale and brand awareness should work in the company’s favor. The stock had over-ambitious expectations when it went public in 2001, but today, trades at an attractive level for long-term investors.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1996-09/30/2007

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1997	29.30	28.36	22.36	142	3.63	$ 698.8	$ 1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
Q1 2007	5.68	5.51	1.95	157	0.33	$ 1,693.7	$ 3,856.5	43.92%
Q2 2007	6.02	5.89	4.42	160	0.20	$ 1,799.8	$ 4,223.8	42.61%
Q3 2007**	-6.02	-6.13	-3.09	165	0.34	$ 1,697.2	$ 4,174.7	40.65%

*Benchmark: Russell 2000 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results.    A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 06/30/2007. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.1 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.

Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.   Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks.    FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – LARGE CAP EQUITY
Quarter Ended September 30, 2007

October 1, 2007
The September quarter was difficult for the large cap portfolios as they declined approximately 1.3% in the quarter compared to a gain of 2.03% for the benchmark Standard & Poor’s 500.   Calendar year-to-date, the large cap portfolios were up approximately 6.7%, while the S&P 500 was up 9.13%.

A number of factors impacted the third quarter.   In response to turbulent credit conditions and perhaps a weakening economy, the Federal Reserve Board first lowered the discount rate by 50 basis points in August, then another 50 in September, when they also dropped the federal funds rate by 50 basis points.   The thought of 1998 and the Long Term Capital Management crisis likely weighed heavily on their decision.   The Fed’s action was a booster shot for growth stocks nine years ago and it has been recently, too.   Most of the growth stock indices were strong in September, continuing a move away from value stocks this year.   While this relative movement was a factor in our third quarter results, we also simply had more than our share of poorly performing stocks.

We are confident that the underperforming companies in the portfolio will improve, but there is no way to gauge how long the market will favor growth.   It is déjà vu to see investors bidding up the stocks of companies that are “hitting their numbers” even though the multiples in many cases are already very high.   It is reminiscent of the 1995-1999 period, and it remains to be seen whether there will be significant fund flows from value pools to growth pools.   After the mortgage debacle and credit scare in July and August, it is amazing, and somewhat frustrating, to observe that the market seems little concerned about these warning shots across the bow.   Perhaps faith in Bernanke (rates) and the government (borrower bailouts) is enough to justify this attitude.   Even the derivative difficulties seemed to have passed without a lot of damage.   So far.

We still believe in Economics 101.   Excesses and imbalances tend to swing the other way over time.   We are beginning to see the pendulum swing back in the housing and mortgage markets.   Credit quality may also be on the verge of meaningfully deteriorating.   The dollar has been extremely weak.   Last quarter’s letter articulates our position on some of these issues in more detail, but suffice it to say, we remain somewhat cautious about a few of the macro issues, as well as the overall stock market.   Valuations also do not appear to incorporate much bad news.   The companies in our portfolio, on the other hand, are sound, well-financed all-terrain vehicles that we feel will perform nicely, at least on a relative basis, over a long-term time frame.   They are not Ferraris, however, so if we are entering a growth and momentum environment, the portfolio is likely to underperform.

Before delving into a couple of relatively new holdings, a sentence or two about the difficult stocks in the quarter is appropriate.   Two stocks that have been pretty strong over the past couple of years, Accenture and Cardinal Health, pulled back in the quarter.   Both of these were trimmed in July, but with perfect hindsight, not enough.   Today, with more attractive valuations and solid long-term fundamentals, the 3-4 year investment outlook is positive.

Time Warner declined on fears of a slowdown in cable and AOL.   While the large regional Bell companies pose a threat with new video offerings, we think this is manageable.   Cable remains attractive, particularly in the “triple play” (video, broadband internet and telephony) scenario, where cable’s gain in telephony outweighs the losses in video.   AOL remains in a very positive transition from a dial-up subscription model to an advertising-supported one.   The valuation of Time Warner is quite attractive.

Tyco and its post-spin new brethren, Covidien and Tyco Electronics, underperformed in the period.   We underestimated the costs and challenges in this endeavor.   We think each company and stock has a promising long-term outlook.   Finally, Sprint fell in the quarter as net additions are lagging and costs remain too high.   Sprint’s efforts to improve and integrate their networks is showing positive results, but the churn and the cost to service customers in this transition period have been too high.   We were early with our bet, but we still have confidence they can pull it off, and the stock is very inexpensive.

Our custom is to address macroeconomic and other broader topical issues following the December and June quarters, and discuss individual companies in more detail following the March and September quarters.

Best Buy Company, Inc.

Description
Best Buy (BBY) is the leading retailer of consumer electronics, home office products, entertainment software, appliances and related services.   It is a category-dominant retailer, with industry-leading growth and margins.   The company operates 822 domestic Best Buy superstores (20% market share), along with 121 stores in Canada, 135 in China, and a handful of specialty stores in the United States.

Good Business
  Despite operating in a competitive industry, Best Buy has established a powerful brand (the familiar yellow tag) and a coveted “destination” shopping experience.
  New technology and “must have” gadgets drive an evergreen demand curve.
  Unadjusted ROIC (return on invested capital) runs approximately 20%.   Adjusted for operating leases, it is roughly 14-15%.
  Best Buy is essentially vendor neutral, thereby enabling investors to capture the growth in new technology without taking inventor’s risk.
  The business is easy to understand.
  The balance sheet is strong: $3.8 billion in cash, $650 million in debt.

Valuation
  The P/E (price-to-earnings) ratio is near the low end of its 10-year range of 15-35.
  The price-to-sales ratio of 0.60 is attractive compared to the 10-year range of 0.40-0.95.
  The EV/EBITDA (enterprise value-to-earnings before interest, taxes, depreciation, and amortization) ratio is 7.6 compared to the 10-year average of 12.6.

Management
  Brad Anderson, Chief Executive Officer, followed founder Dick Schultz in 2002.   Anderson started as a sales associate in 1973 and has held multiple operating positions.   He has done an excellent job navigating through a tough competitive market.
  Darren Jackson joined Best Buy in 2000 and became Chief Financial Officer in 2001.   Prior to this he was CFO of Nordstrom’s and Carson Pirie Scott in Milwaukee, Wisconsin.   Jackson will shortly expand his operating roles, with a new CFO to be announced.

Investment Thesis
The stock is off over 25% relative to the S&P 500 this year on fears of margin compression related to the intensely competitive HDTV (high-definition television) market (20% of the company’s sales), and slower consumer spending.   Circuit City and Wal-Mart’s expansion plans have also weighed on the stock, although Circuit City recently announced a retrenchment.   We are attracted despite these concerns, as Best Buy appears to have a superior brand and strategy.   There is a strong likelihood the company will continue to execute better than its competitors.   The long-term outlook for consumer electronics, home office equipment, and entertainment software and services is robust.   A recession, lower cash-out refinancings and competitive skirmishes may all impact near-term performance, but these worries seem to be adequately discounted in the valuation.

United Parcel Service

Description
United Parcel Service (UPS) is the world’s largest package delivery company and a global leader in supply chain management.   The company’s primary business (Domestic Package) is time-definite delivery of packages and documents through its integrated ground and air network.   This transportation network serves every business and residential address in the United States, and makes up approximately 65% of overall revenues.   Other businesses include International Package (20% of revenue), which provides export services and domestic service within countries outside the United States.   The company’s other businesses include a supply chain solutions division known as SPS and an LTL (less-than-load) trucking business.

Good Business
  UPS is the world’s largest transportation and logistics company.   It operates in an industry with very high barriers to entry.   On an average day, the company delivers packages for 1.8 million shipping customers to 6.1 million consignees in 200 countries.
  The UPS brand and brown logo are among the strongest and most widely recognized in the world.
  The business can be considered recurring and somewhat of a necessity for most customers.
  The company moves parcels and freight through one integrated global ground and air network.   It is the only network of its kind, handling express, ground, domestic, international, commercial and residential services.
  The company is a beneficiary of long-term secular trends, including globalization, supply chain management and demand for integrated logistics services that utilize sophisticated technology solutions.   UPS benefits from the trend to move items in smaller, lighter and more frequent shipments around the world.
  Because of its integrated assets and network, UPS has among the highest margins and returns in the transportation business.   The company generates a mid-teens ROIC and has earned its cost of capital every year since going public.
  UPS is AAA rated by Standard & Poor’s, with a debt-to-total cap ratio of less than 20%.

Valuation
  UPS trades at 16 times forward 12-months EPS (earnings per share), less than 9 times EBITDA and 1.5 times sales, near the low end of historical valuation measures.
  Since going public in 1999, the company has traded, on average, at over 20 times EPS, 12 times EBITDA and 2.2 times sales.

Management
  Michael Eskew is Chairman and Chief Executive Officer.   He has been with the company since 1972 and succeeded Jim Kelly in these positions.
  Scott Davis is Vice Chairman and Chief Financial Officer.   He joined the company in 1986.
  Management appears to be making good long-term focused strategic decisions.

Investment Thesis
UPS has the most efficient and lowest-cost domestic and international transportation model.   The barriers to entry are high and the company should benefit from globalization and offshore production.   At the current share price, the stock is trading at historic low multiples.   Fears of recession appear to be impacting the stock, and while we recognize that this event may have short-term consequences, the 3-5 year outlook is attractive.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-09/30/2007

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
Q1 2007	1.93	1.88	0.70	65	0.13	$ 634.0	$ 3,856.5	16.44%
Q2 2007	6.22	6.16	6.24	73	0.13	$ 805.9	$ 4,223.8	19.08%
Q3 2007**	-1.35	-1.39	2.02	81	0.13	$ 975.1	$ 4,174.7	23.36%

*Benchmark: S&P 500 Index®
** Returns are subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 06/30/2007. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 06/30/2007.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.1 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

FMI Large Cap FMIHX

Analyst Report     Morningstar's Take     08-31-07

by Kerry O’Boyle

Playing defense has been a winning strategy for up-and-coming FMI Large Cap.
Manager Ted Kellner says that this portfolio is in total defensive mode, and that's not just a reaction to recent market volatility. Kellner and comanager Pat English have been bearish on the prospects for the U.S. economy, including consumers, whom they see as overleveraged and tapped out. But as bottom-up stock-pickers, they're not willing to make a big move into cash or otherwise attempt to time the market. Instead, they have focused on finding strong franchises best able to weather an economic slowdown and also trade at what the managers think are bargain prices.

Surprisingly, that approach has recently led them to add beaten-down Best Buy BBY to the portfolio. Despite their concerns about the consumer, Kellner thinks it's hard to pass up the firm's impressive 20% return on invested capital and no debt on the balance sheet. Plus, he thinks that as people buy fewer homes, cars, and boats given the current lending crisis, they may instead buy low-ticket electronic items.

Management's inherent cautiousness has paid off thus far in 2007. The fund's few holdings in the battered financials sector, Berkshire Hathaway BRK.A and Bank of New York BK, have held up well. It is once again outpacing a majority of its rivals for the year to date through August 2007.

Investors would still be wise not to expect such stable and superb returns every year, however. With a portfolio of only 22 stocks, the fund is susceptible to shocks should just one or two stocks run into trouble. Any fund is likely to encounter a period when its style goes out of favor, especially a focused one such as this.

That said, management is experienced and has the patient long-term outlook necessary to make such a strategy work. We consider this offering to be a rising star in the large-blend category.

Kerry O'Boyle is a fund analyst with Morningstar.com.

Year	Total Return (%)	+⁄–Category
YTD	6.52	-2.63
2007	—	—
2006	16.68	2.51
2005	9.12	3.24
2004	17.52	7.50
Data through 09-30-2007

Morningstar Rating

Kudos

Strong record since inception.

Below-average volatility.

Risks

The fund is likely to lag its peers during growth-led rallies.

Concentrated portfolio adds to potential risk.

Strategy

The fund's management team invests in large-cap companies that have durable business models with recurring revenues and strong returns on invested capital. It measures valuation relative to historical metrics such as price/earnings, price/cash ﬂow, and price/sales, as well as its assessment of the ﬁrm's intrinsic value. The team also favors companies with strong management teams focused on increasing shareholder value and focused on proﬁtability over growth. Because management takes a long-term investment approach, turnover is lower than its typical large-blend peer's.

Management

A ﬁve-person investment policy committee headed by Ted Kellner, CEO of Fiduciary Management Inc., and Patrick English, head of equity research, make all of the investment decisions here. Kellner and English have been in charge since the fund's December 2001 inception and also lead the successful team at sibling FMI Common Stock FMIMX.

Inside Scoop

This young fund invests with a long-term outlook in thoroughly researched large-cap companies trading below what management considers their intrinsic value.

Role in Portfolio

Despite its concentrated portfolio, the fund's cautious stock-picking style and focus on steady large-cap stocks make it suitable as a core offering.

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended September 30th, 2007 were: 12.52%, 17.55%, and 10.58%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.